UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 5)*
VANTAGE DRILLING COMPANY
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G93205113
(CUSIP Number)
Steven R. Berger, Esq. Vedder Price P.C. 1633 Broadway 47th Floor New York, NY 10019 (212) 407-7714
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 10, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. G93205113

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). F3 Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	100,779,765*
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	100,779,765*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	100,779,765*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	34.62%*
14.	Type of Reporting Person (See Instructions)
CO

* Includes 1,983,471 ordinary shares which may be acquired upon the exercise of a warrant which is currently exercisable.

CUSIP No. G93205113

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Hsin-Chi Su
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	100,779,765*
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	100,779,765*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	100,779,765*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	34.62%*
14.	Type of Reporting Person (See Instructions)
IN

* Includes 1,983,471 ordinary shares which may be acquired upon the exercise of a warrant which is currently exercisable.

Introduction

This Amendment No. 5 to Schedule 13D, referring to the Ordinary Shares (the “Shares”) of Vantage Drilling Company, a Cayman Islands corporation (the “Company”), is being filed on behalf of the Reporting Persons to amend the Schedule 13D as originally filed by the Reporting Persons on June 3, 2009, as amended by Amendment No. 1 to Schedule 13D filed on September 8, 2009, by Amendment No. 2 to Schedule 13D filed on November 20, 2009, by Amendment No. 3 to Schedule 13D filed on January 4, 2010, and by Amendment No. 4 to Schedule 13D filed on November 30, 2010 (the “Schedule 13D”).  The purpose of this Amendment No. 5 is to supplement the information contained in the Schedule 13D.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  All other information contained in the Schedule 13D shall remain unmodified.  The Schedule 13D is hereby amended by this Amendment No. 5 as follows:

Item 3.  Source and Amount of Funds or Other Consideration

The following is added as a new paragraph to be inserted at the end of Item 3:  As disclosed in Item 5 below, the Reporting Persons used personal funds and corporate funds to purchase Shares in the open market within the 60 days preceding the filing of this Amendment No. 5.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, F3 may be deemed to be the beneficial owner of an aggregate of 100,779,765 Ordinary Shares, constituting approximately 34.62% of the Ordinary Shares outstanding, as publicly reported by the Company in its most recent Proxy Statement, dated November 12, 2010.  These include 1,983,471 Ordinary Shares which may be acquired upon the exercise of a warrant held by F3 Capital, which warrant is fully exercisable.

As of the date hereof, Nobu Su may be deemed to be the beneficial owner of an aggregate of 100,779,765 Ordinary Shares, constituting approximately 34.62% of the Ordinary Shares outstanding, as publicly reported by the Company in its most recent Proxy Statement, dated November 12, 2010.  These include 1,983,471 Ordinary Shares which may be acquired upon the exercise of a warrant held by F3 Capital, which warrant is fully exercisable.

(b)
As of the date hereof, F3 and Nobu Su have the shared power to vote and the shared power to dispose or direct the disposition of 100,779,765 Ordinary Shares.  These include 1,983,471 Ordinary Shares which may be acquired upon the exercise of a warrant held by F3 Capital, which warrant is fully exercisable.

(c)	During the past 60 days, the Reporting Persons have effected the following transactions in Ordinary Shares:

Purchaser	Date	No. of Shares Acquired	Price Per Share	Where Transaction Effected
F3 Capital	12/07/2010	28,000	$1.73	NYSE/AMEX
Hsin-chi Su	12/07/2010	270,000	$1.713	NYSE/AMEX
F3 Capital	12/08/2010	250,000	$1.6773	NYSE/AMEX
F3 Capital	12/09/2010	1,500,000	$1.8013	NYSE/AMEX
F3 Capital	12/10/2010	308,500	$1.9194	NYSE/AMEX
F3 Capital	12/10/2010	650,000	$1.94	NYSE/AMEX
F3 Capital	12/10/2010	700,000	$1.94	NYSE/AMEX
F3 Capital	12/13/2010	1,300,000	$2.0467	NYSE/AMEX

(d)	Not applicable.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2010
Date
/s/ HSIN-CHI SU
Signature
Hsin-Chi Su, President, F3 Capital
Name/Title

December 14, 2010
Date
/s/ HSIN-CHI SU
Signature
Hsin-Chi Su
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)